EFUTURE ANNOUNCES THIRD QUARTER 2011
UNAUDITED FINANCIAL RESULTS

Revenue rose 35% year-over-year, in line with guidance

BEIJING — November 14, 2011 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Note: Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”) has been classified as a discontinued operation for the nine months ended September 30, 2011, following eFuture’s announcement on March 21, 2011, of the sale of its 51% stake in Wangku. The comparative figures for the third quarter and nine months ended September 30, 2010 have been retrospectively reclassified to exclude discontinued operations, in accordance with US GAAP.

Third Quarter 2011 Financial Highlights

•	Total revenue increased 35% year-over-year to RMB41.9 million (US$6.6 million).
•	Gross profit increased 59% year-over-year to RMB15.3 million (US$2.4 million).
•	Adjusted EBITDA improved to RMB1.1 million (US$0.2 million), compared to minus RMB4.4 million in the third quarter 2010.
•	Operating loss was RMB3.2 million (US$0.5 million), an improvement from an operating loss of RMB9.9 million in the third quarter 2010.
•	Net loss was RMB2.5 million (US$0.4 million), an improvement from a net loss of RMB4.8 million in the third quarter 2010.
•	Adjusted net income improved to RMB1.6 million (US$0.3 million), compared to an adjusted net loss of RMB3.9 million in the third quarter 2010.
•	Basic and diluted net losses per share were RMB0.62 (US$0.10), as compared to basic and diluted net losses per share of RMB1.33 in the third quarter 2010.
•	Adjusted diluted net earnings per share improved to RMB0.39 (US$0.06), as compared to diluted net losses per share of RMB1.10 in the third quarter 2010.

Mr. Adam Yan, Chairman and Chief Executive Officer, said, “I’m pleased to report healthy revenue growth of 35% year-over-year during the third quarter 2011, in line with guidance. As we entered our seasonally stronger second half of the year, we successfully leveraged our prime position in China’s retail and consumer goods industry ecosystem to increase demand for our suite of one-stop, client-driven, end-to-end total solutions. While we are ultimately aiming for a more equal balance between our higher-margin software revenue and our more stable service fee income, the latter accounted for 60% of total revenue during the quarter, underpinned by particularly strong demand for our delivery services offering. Our sustained efforts to enhance margins resulted in an improved level of operating expenses relative to revenue due to better operating efficiency and the cost control initiatives we’ve implemented during recent quarters. We expect operating expenses to stabilize at this level as we maintain our emphasis on cost control as well as continued investment for future growth.

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Looking ahead, we plan to expand our business as existing customers extend their operations to take advantage of opportunities within China’s buoyant retail and consumer goods market. While we seek to boost contributions from our higher-margin software business by offering new or upgraded products, we are continuing to expand our services revenues in order to achieve a more stable income stream throughout the year. The recent launch of our cloud service business represents a broadening of our portfolio of innovative solutions and services, and offers additional opportunities to extend relationships with existing clients and attract new ones. In addition to providing a cost-effective solution for clients, the monthly fee payments for our cloud service offering also result in recurring revenue for eFuture.”

Mr. Sean Zheng, Chief Financial Officer, added, “While we’re excited about the launch of our cloud service business, we view it as a potential additional growth driver over the long term, and we expect short- and mid-term revenue growth to be driven primarily by the continued development of new products within our more established business lines. In the short-term, the delivery team restructuring that we’ve just completed will allow us to take on more projects starting next year, and will also allow us to achieve greater levels of efficiency and further lower our costs. With revenue traditionally skewed towards the final months of the year, we anticipate fourth-quarter revenue to total between RMB50 million and RMB60 million.”

THIRD QUARTER 2011 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter of 2011 increased 35% to RMB41.9 million (US$6.6 million), compared with RMB30.9 million in the third quarter 2010.

Revenue Breakdown

	3Q10	3Q11
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Software license sales	11,360	13,544	2,124	19
Hardware sales	9,821	3,010	472	(69)
Service fee income	9,726	25,304	3,967	160
Total	30,907	41,858	6,563	35

Software license revenue for the third quarter 2011 increased 19% year-over-year to RMB13.5 million (US$2.1 million), mainly due to increased demand from existing customers for grocery solutions.

Hardware revenue in the third quarter 2011 decreased 69% year-over-year to RMB3.0 million (US$0.5 million) from RMB9.8 million in the third quarter 2010. The decrease was mainly due to uncompleted contracts not having reached the point of revenue recognition as at September 30, 2011.

Service fee income for the third quarter 2011 increased 160% year-over-year to RMB25.3 million (US$4.0 million), compared to RMB9.7 million in the third quarter 2010, mainly due to continued strong growth from delivery services.

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Cost of Revenue

Cost of revenue for the third quarter of 2011 increased 25% to RMB26.5 million (US$4.2 million), from RMB21.3 million in the third quarter 2010.

Cost of Revenue Breakdown

	3Q10	3Q11
	RMB ‘000	RMB ‘000	USD ‘000	YoY % Change
Cost of software license sales	2,724	3,783	593	39
Cost of hardware sales	9,693	2,133	334	(78)
Cost of service fee	5,214	17,963	2,817	244
Amortization of acquired technology	2,436	1,736	272	(29)
Amortization of software costs	1,188	928	146	(22)
Total	21,255	26,543	4,162	25

Gross Profit and Gross Margin

Gross profit for the third quarter 2011 increased 59% year-over-year to RMB15.3 million (US$2.4 million) from RMB9.7 million in the third quarter 2010. Consolidated gross margin for the third quarter 2011 was 37%, compared to 31% in the third quarter 2010. The increase was mainly due to an improved revenue mix, with higher-margin service fee income accounting for 60% of total revenue during the third quarter 2011, compared with 31% in the comparative period.

Operating Expenses

Research and development expenses (“R&D”) for the third quarter 2011 decreased 76% year-over-year to RMB0.3 million (US$54,582), or 1% of total revenue, compared to RMB1.5 million, or 5% of total revenue in the third quarter 2010. The decrease in R&D expenses was due to the Company’s continued focus on projects at the capitalization stage, which resulted in development costs being capitalized rather than expensed.

General and administrative expenses (“G&A”) increased 5% year-over-year to RMB10.7 million (US$1.7 million), or 26% of total revenue, compared to RMB10.2 million, or 33% of total revenue in the third quarter 2010, mainly due to headcount and salary increases.

Selling and distribution (“S&D”) expenses for the third quarter 2011 decreased 6% year-over-year to RMB7.4 million (US$1.2 million), or 18% of total revenue, compared to RMB7.9 million, or 26% of total revenue in the third quarter 2010, reflecting improved efficiency in generating sales.

Operating Loss

Operating loss in the third quarter 2011 was RMB3.2 million (US$0.5 million), an improvement from an operating loss of RMB9.9 million in the third quarter 2010.

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Net Loss and Losses Per Share

Net loss for the third quarter 2011 was RMB2.5 million (US$0.4 million), an improvement from a net loss of RMB4.8 million in the third quarter 2010.

Adjusted net income for the third quarter 2011 was RMB1.6 million (US$0.3 million), an improvement compared to an adjusted net loss of RMB3.9 million in the third quarter 2010.

Basic and diluted losses per share in the third quarter 2011 were RMB0.62 (US$0.10), compared to basic and diluted losses per share of RMB1.33 in the third quarter 2010. Adjusted diluted earnings per share were RMB0.39 (US$0.06), compared to adjusted diluted losses per share of RMB1.10 in the third quarter 2010.

EBITDA

Adjusted EBITDA for the third quarter 2011 improved to RMB1.1 million (US$0.2 million), compared to minus RMB4.4 million in the third quarter 2010.

Balance Sheet and Cash Flow

As of September 30, 2011, cash and cash equivalents amounted to RMB51.0 million (US$8.0 million), a decrease of RMB22.2 million compared to RMB73.3 million as of December 31, 2010, due largely to substantial expenditures on inventory and work in process in response to increased client demand in 2011. In addition, it is typical within China’s IT services industry for project expenditures to exceed cash collection during the first three quarters of the year, with cash collections being triggered by the completion of projects in the fourth quarter.

Total accounts receivable as of September 30, 2011 increased 20% to RMB17.4 million (US$2.7 million) from RMB14.6 million as of December 31, 2010 due to the higher proportion of service fee income within the revenue mix. According to contractual terms, the cash collection period for service fee contracts tends to be longer than for other business lines, therefore impacting accounts receivable.

Inventory and work in process increased 208% to RMB48.1 million (US$7.5 million) from RMB15.6 million at the end of December 2010, as some large, on-going projects were incomplete as of September 30, 2011. The Company estimates that the majority of its inventory and work in process as of September 30, 2011 will be recognized as cost of revenue by the end of 2011, in line with the revenue recognition of the related projects.

Advances from customers increased 61% to RMB68.7 million (US$10.8 million) from RMB42.7 million as of December 31, 2010, attributable to the lengthening of revenue recognition cycles resulting from the growth in the size and scope of contracts signed. This resulted in an increased level of installment payments having been made before the associated contracts had reached the point of revenue recognition.

For the quarter ended September 30, 2011, net cash provided by operating activities was RMB61,548 (US$9,650), mainly due to the collection of advance payments from customers and the decrease in advances to suppliers offsetting the rise in inventory and work in process due to increased client demand. Net cash used in investing activities was RMB3.2 million (US$0.5 million), mainly reflecting cash paid for the purchase of property and equipment and expenditures on intangible assets, including capitalized projects.

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RECENT DEVELOPMENTS

Official launch of cloud service offering

On October 31, 2011, eFuture announced the official launch of its cloud service offering, which will consist of a mobile-based Sales Force Automation (“SFA”) platform that sales teams of consumer goods companies can access via Android or iPhone. Designed specifically for the fast moving consumer goods industry, the user-friendly solution speeds up and simplifies all aspects of the sales process. eFuture’s cloud service offering enables clients to increase revenue by taking advantage of real-time information on replenishment and promotions, as well as by allowing sales teams to intensify their focus on managing customer relationships, and by providing tools to enhance the performance of travelling sales representatives.

Rather than being required to make a significant upfront license fee payment, cloud service users are charged a monthly fee, therefore resulting in a cost-effective solution for clients and recurring revenue for eFuture. The Company views its cloud service business as a potential additional growth driver over the long term, and expects short- and mid-term revenue growth to be driven primarily by the continued development of its more established business lines.

FOURTH QUARTER AND FULL YEAR 2011 GUIDANCE

eFuture expects total revenue for the fourth quarter 2011 to be in the range of approximately RMB50 million (US$7.8 million) to RMB60 million (US$9.4 million). Adjusted EBITDA for the fourth quarter 2011 is expected to be in the range of approximately minus RMB5 million (minus US$0.8 million) to RMB1 million (US$0.2 million).

CONFERENCE CALL INFORMATION

eFuture senior management will host a conference call on Tuesday, November 15, 2011 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company’s third quarter 2011 financial results and recent business activity. The conference call may be accessed by dialing:

United States Toll Free	+1 866 519 4004
United Kingdom Toll Free	0808 234 6646
Hong Kong Toll Free	800 930 346
China Toll Free (Mobile)	400 620 8038
China Toll Free	800 819 0121
International Dial-in	+1 718 354 1231
Passcode	eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, November 22, 2011:

United States Toll Free	+1 866 214 5335
US Toll / International Dial-In	+1 718 354 1232
Passcode	20011709

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture's website at http://www.e-future.com.cn.

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CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.3780 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2011 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

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The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

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Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of November 14, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Kelly Gawlik
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5293 7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):
Mahmoud Siddig
Taylor Rafferty
+852 3196 3712
eFuture@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW

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EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.3780
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	September 30,	September 30,
	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	73,250,856	51,028,756	8,000,746
Trade receivables, net of allowance for doubtful accounts of ¥2,987,733 and ¥2,958,187($463,811,844), respectively	14,577,251	17,430,726	2,732,945
Refundable value added tax	2,655,666	4,077,177	639,256
Advances to employees	2,469,570	2,405,138	377,099
Advances to suppliers	2,050,911	25,101	3,936
Other receivables due from previously consolidated entities	3,095,000	2,467,000	386,798
Other receivables	2,361,686	2,586,602	405,551
Prepaid expenses	670,619	1,355,665	212,553
Inventory and work in process, net of inventory provision of ¥3,138,266 and ¥2,454,537 ($384,844), respectively	15,625,686	48,066,436	7,536,287
Current assets of discontinued operations	1,593,013	-	-
Total current assets	118,350,258	129,442,601	20,295,171
Non-current assets
Long-term investments, at cost	240,000	240,000	37,629
Deferred loan costs	471,808	202,734	31,786
Property and equipment, net of accumulated depreciation of ¥4,641,786 and ¥5,371,979($842,267), respectively	4,617,831	4,420,802	693,133
Intangible assets, net of accumulated amortization of ¥54,687,822 and ¥63,363,028($9,934,623), and net of impairment of ¥2,401,502 and ¥2,401,502($376,529), respectively	24,264,471	20,150,296	3,159,344
Goodwill	80,625,667	80,625,667	12,641,215
Non-current assets of discontinued operations	13,262,120	-	-
Total non-current assets	123,481,897	105,639,499	16,563,107
Total assets	241,832,155	235,082,100	36,858,278

LIABILITIES AND EQUITY
Current liabilities
Trade payables	6,763,668	15,549,568	2,438,001
Other payables	11,236,527	8,722,836	1,367,644
Accrued expenses	16,000,966	10,454,726	1,639,186
Taxes payable	6,508,039	(783,759)	(122,885)
Advances from customers	42,688,878	68,688,517	10,769,601
Deferred tax liabilities, current portion	995,104	-	-
Liabilities of discontinued operations	18,182,475	-	-
Total current liabilities	102,375,657	102,631,888	16,091,547
Long-term liabilities
10% ¥6,600,000 and ¥6,354,900 ($1,000,000) convertible notes payable, net of ¥6,552,850 and ¥6,086,046($954,225) of unamortized discount, respectively	47,150	268,854	42,153
Derivative liabilities	354,420	2,072	325
Deferred tax liabilities	2,733,107	(441,170)	(69,171)
Total long-term liabilities	3,134,677	(170,244)	(26,693)

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,599,536 shares and 3,937,221 shares issued and outstanding, respectively	2,161,766	2,353,068	368,935
Additional paid-in capital	220,293,916	224,110,985	35,138,129
Statutory reserves	3,084,020	3,084,020	483,540
Accumulated deficits	(86,011,313)	(96,927,617)	(15,197,180)

Total eFuture Information Technology Inc. Shareholders' Equity	139,528,389	132,620,456	20,793,424
Non-controlling interest	(3,206,568)	-	-
Total equity	136,321,821	132,620,456	20,793,424
Total liabilities and equity	241,832,155	235,082,100	36,858,278

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.3780
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	35,779,554	25,305,494	3,967,622	11,360,219	13,543,576	2,123,483
Hardware revenue	17,479,561	13,296,651	2,084,768	9,820,986	3,010,218	471,969
Service fee revenue	25,126,936	49,112,642	7,700,320	9,726,101	25,304,521	3,967,470
Total Revenues	78,386,051	87,714,787	13,752,710	30,907,306	41,858,315	6,562,922

Cost of revenues
Cost of software revenue	7,679,663	6,784,449	1,063,727	2,723,913	3,782,726	593,090
Cost of hardware revenue	16,650,166	11,183,763	1,753,491	9,692,639	2,132,978	334,427
Cost of service fee revenue	17,078,732	32,837,763	5,148,599	5,214,342	17,963,219	2,816,434
Amortization of acquired technology	7,942,758	6,096,678	955,892	2,435,922	1,736,300	272,233
Amortization of software costs	3,612,815	2,578,528	404,285	1,188,396	927,949	145,492
Total Cost of Revenues	52,964,134	59,481,181	9,325,994	21,255,213	26,543,172	4,161,676

Gross Profit	25,421,917	28,233,606	4,426,716	9,652,093	15,315,143	2,401,246
	32%	32%		31%	37%
Operating Expenses
Research and development expenses	3,531,175	3,502,758	549,194	1,458,896	348,126	54,582
General and administrative expenses	25,685,335	28,958,159	4,540,320	10,201,259	10,736,293	1,683,332
Selling and distribution expenses	20,614,776	16,964,897	2,659,909	7,929,407	7,419,445	1,163,287
Total Operating Expenses	49,831,286	49,425,814	7,749,423	19,589,562	18,503,864	2,901,201

Loss from operations	(24,409,369)	(21,192,208)	(3,322,707)	(9,937,469)	(3,188,721)	(499,955)

Other income (expenses)
Interest income	267,982	153,705	24,099	73,782	25,259	3,960
Interest expenses	(469,323)	(486,540)	(76,284)	(169,299)	(159,648)	(25,031)
Interest expenses - amortization of discount on convertible notes payable	(10,698)	(345,826)	(54,222)	(635)	(263,418)	(41,301)
Interest expenses - amortization of deferred loan costs	(275,345)	(271,665)	(42,594)	(92,962)	(79,651)	(12,488)
Gains on derivative liabilities	2,691,092	348,876	54,700	(52,024)	9,355	1,467
Loss on investments	(54,192)	-	-	(54,192)	-	-
Other income	-	554,698	86,971	-	554,698	86,971
Foreign currency exchange gain/(loss)	(18,749)	32,499	5,095	546,024	(21,464)	(3,365)
Loss from continuing operations before income tax	(22,278,602)	(21,206,461)	(3,324,942)	(9,686,774)	(3,123,590)	(489,742)
Less: Income tax benefit	(2,484,067)	(4,169,382)	(653,713)	(1,095,449)	(581,414)	(91,159)
Loss from continuing operations	(19,794,535)	(17,037,079)	(2,671,229)	(8,591,325)	(2,542,176)	(398,583)
Less: Net loss attributable to the non-controlling interest	(849,217)	(511,423)	(80,185)	313,611	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(18,945,318)	(16,525,656)	(2,591,044)	(8,904,936)	(2,542,176)	(398,583)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of ¥6,701,170 ($1,050,669))	1,512,293	5,609,352	879,484	4,120,106	-	-
Gain (Loss) from discontinued operations	1,512,293	5,609,352	879,484	4,120,106	-	-
Net loss	(17,433,025)	(10,916,304)	(1,711,560)	(4,784,830)	(2,542,176)	(398,583)
Earnings (Loss) per common stock
Basic	(4.90)	(2.64)	(0.42)	(1.33)	(0.62)	(0.10)
- Continuing operations	(5.32)	(4.00)	(0.63)	(2.47)	(0.62)	(0.10)
- Discontinued operations	0.42	1.36	0.21	1.14	-	-
Diluted	(4.90)	(2.64)	(0.42)	(1.33)	(0.62)	(0.10)
- Continuing operations	(5.32)	(4.00)	(0.63)	(2.47)	(0.62)	(0.10)
- Discontinued operations	0.42	1.36	0.21	1.14	-	-
Basic Weighted-average Shares Outstanding	3,564,396	4,130,221	4,130,221	3,599,536	4,130,221	4,130,221
Fully-Diluted Weighted-average Shares Outstanding	3,564,396	4,132,035	4,132,035	3,599,536	4,130,221	4,130,221

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.3780
NON-GAAP MEASURES OF PERFORMANCE

	Nine months ended			Three months ended
Continuing operations	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(24,409,369)	(21,192,208)	(3,322,707)	(9,937,469)	(3,188,721)	(499,955)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	7,942,758	6,096,678	955,892	2,435,922	1,736,300	272,233
Add back amortization of intangibles	3,612,815	2,578,528	404,285	1,188,396	927,949	145,492
Add back share-based compensation expenses	4,130,154	4,008,449	628,481	1,337,273	1,235,739	193,750
Adjusted non-GAAP operating earnings/(loss)	(8,723,642)	(8,508,553)	(1,334,049)	(4,975,878)	711,267	111,520
Add back depreciation	1,441,980	1,362,168	213,573	535,058	406,585	63,748

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(7,281,662)	(7,146,385)	(1,120,476)	(4,440,820)	1,117,852	175,268

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-31%	-24%	-24%	-32%	-8%	-8%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	10%	7%	7%	3%	2%	2%
Amortization of intangibles	5%	3%	3%	2%	1%	1%
Share-based compensation expenses	5%	5%	5%	2%	1%	1%
Adjusted non-GAAP operating income/(loss)	-11%	-10%	-10%	-26%	-3%	-3%
Depreciation	2%	2%	2%	1%	0%	0%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-9%	-8%	-8%	-25%	-3%	-3%

NON-GAAP EARNINGS PER SHARE
Net loss from continuing operations	(18,945,318)	(16,525,656)	(2,591,040)	(8,904,936)	(2,542,176)	(398,585)
Amortization of acquired software technology	7,942,758	6,096,678	955,892	2,435,922	1,736,300	272,233
Amortization of intangibles	3,612,815	2,578,528	404,285	1,188,396	927,949	145,492
Share-based compensation expenses	4,130,154	4,008,449	628,481	1,337,273	1,235,739	193,750
Accretion on convertible notes	10,698	345,826	54,222	635	263,418	41,301
Adjusted Net Income/(Loss)	(3,248,893)	(3,496,175)	(548,160)	(3,942,710)	1,621,230	254,191

Adjusted non-GAAP diluted earnings/(loss) per share	(0.91)	(0.85)	(0.13)	(1.10)	0.39	0.06
Shares used to compute non-GAAP diluted earnings per share	3,564,396	4,130,221	4,130,221	3,599,536	4,130,221	4,130,221

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.3780
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss attributable to eFuture Information Technology Inc.	(17,433,025)	(10,916,304)	(1,711,556)	(4,784,830)	(2,542,176)	(398,585)
Adjustments to reconcile net loss attributable to eFuture Information Technology Inc. to net cash flows provided by operating activities:
Depreciation of property and equipment	1,441,980	1,410,508	221,152	535,058	406,585	63,748
Amortization of intangible assets	11,728,723	8,723,303	1,367,718	3,562,774	2,664,248	417,725
Amortization of discount on convertible notes payable	10,698	345,826	54,222	635	263,418	41,301
Amortization of deferred loan costs	275,345	271,665	42,594	92,962	79,651	12,488
Gain on extinguishment of debt	-	(382,889)	(60,033)	-	(382,889)	(60,033)
Gains on derivative liabilities	(2,691,092)	(348,876)	(54,700)	52,024	(9,355)	(1,467)
Investment income	(3,373,044)	(6,701,170)	(1,050,669)	(3,373,044)	-	-
Loss (Gains) on disposal of property and equipment	25,134	72,844	11,421	(7,942)	52,400	8,216
Allowance for doubtful accounts	1,763,975	2,638,516	413,690	(237,964)	1,550,631	243,122
Provision for loss in inventory and work in process	1,178,457	1,041,943	163,365	-	(85,909)	(13,470)
Compensation expenses for options granted to employees	2,597,348	2,984,536	467,942	1,026,949	877,505	137,583
Compensation expenses for restricted shares awarded to directors and senior management	1,532,806	1,023,844	160,527	310,324	358,234	56,167
Deferred income taxes	(2,715,029)	(4,169,381)	(653,713)	(1,326,410)	(581,414)	(91,159)
Foreign exchange gain (loss)	733,020	(235,644)	(36,946)	443,734	(9,640)	(1,511)
Non-controlling interest	(849,217)	(511,423)	(80,185)	313,611	-	-
Changes in assets and liabilities:
Trade receivables	(3,791,770)	(6,008,807)	(942,115)	(7,475,281)	(3,646,831)	(571,783)
Refundable value added tax	(756,561)	(1,421,511)	(222,877)	(681,757)	(1,360,298)	(213,280)
Advances to employees	(1,869,168)	64,431	10,102	(490,509)	47,275	7,412
Advances to suppliers	109,340	2,009,294	315,035	590,498	4,826,730	756,779
Other receivables	(1,042,131)	823,165	129,063	397,967	1,566,827	245,661
Prepaid expenses	145,135	(685,046)	(107,408)	271,530	266,120	41,725
Inventory and work in process	(14,152,292)	(33,476,906)	(5,248,809)	(8,340,221)	(9,677,303)	(1,517,294)
Trade payables	(4,485,472)	9,085,873	1,424,565	353,339	3,243,626	508,565
Other payables	82,778	(2,268,859)	(355,732)	2,396,721	(772,495)	(121,119)
Accrued expenses	(3,039,366)	(5,401,833)	(846,948)	345,315	416,885	65,363
Taxes payable	(2,782,718)	(7,334,790)	(1,150,014)	(1,534,405)	(848,576)	(133,047)
Advances from customers	34,931,153	26,500,299	4,154,954	25,262,600	3,358,299	526,544
Net cash provided by (used in) operating activities	(2,424,993)	(22,867,392)	(3,585,355)	7,703,678	61,548	9,650

Cash flows from investing activities:
Purchases of property and equipment	(2,266,738)	(1,314,446)	(206,091)	(1,790,488)	(1,059,594)	(166,133)
Payments for intangible assets	(2,672,278)	(4,561,032)	(715,119)	(1,273,252)	(2,141,717)	(335,797)
Long-term investment	(240,000)	-	-	-	-	-
Acquisition of business	(15,000,000)	-	-	-	-	-
Cash received from disposal of property and equipment	-	3,000	470	-	3,000	470
Disposal of investments	2,633,092	5,895,999	924,428	2,633,092	-	-
Net cash provided by (used in) investing activities	(17,545,924)	23,521	3,688	(430,648)	(3,198,311)	(501,460)

Cash flows from financing activities:
Issuance of common stock for cash, net of offering costs paid	12,158,095	-	-	12,158,095	-	-
Proceeds from exercise of options	36,068	-	-	-	-	-
Net cash provided by financing activities	12,194,163	-	-	12,158,095	-	-

Effect of exchange rate changes on cash and cash equivalents	(249,996)	105,449	16,533	(226,530)	(98,958)	(15,515)

Net increase (decrease) in cash and cash equivalents	(8,026,750)	(22,738,422)	(3,565,134)	19,204,595	(3,235,721)	(507,325)

Change in cash and cash equivalents included in the current assets of discontinued operations	1,360,382	516,322	80,954	509,151	-	-
Cash and cash equivalents at beginning of period	57,441,322	73,250,856	11,484,926	31,061,209	54,264,477	8,508,071
Cash and cash equivalents at end of period	50,774,954	51,028,756	8,000,746	50,774,954	51,028,756	8,000,746

Supplemental cash flow information
Interest paid	539,207	323,175	50,670	-	-	-